Mobile Infrastructure Corporation

30 W. 4th Street

Cincinnati, Ohio 45202

April 8, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction 100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobile Infrastructure Corporation
Registration Statement on Form S-3
File No. 333-286386

Ladies and Gentlemen:

Mobile Infrastructure Corporation (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on April 9, 2025, at 4:15 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Hirsh M. Ament of Venable LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Hirsh M. Ament of Venable LLP, counsel to the Registrant, at (410) 244-7425.

Very truly yours,

MOBILE INFRASTRUCTURE CORPORATION

By:	/s/ Stephanie Hogue
Name:	Stephanie Hogue
Title:	President

cc:	Hirsh M. Ament, Venable LLP